June 7, 2012

BY EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-4631

Attention: John Cash

Re:	Stantec Inc.

Form 40-F for the fiscal year ended December 31, 2011

Filed February 23, 2012

File # 1-32562

Dear Mr. Cash:

We hereby acknowledge receipt of the comment letter dated May 24, 2012 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Registration Statement on Form 40-F (the “40-F”).

For ease of reference, we have reproduced the text of the comments in bold-face type below, followed by Stantec’s responses, as applicable.

Form 40-F for the fiscal year ended December 31, 2011

Consolidated Statements of Income, page F-5

1.	We note that your calculation of gross margin only includes expenses related to direct payroll costs. Please tell us what consideration you have given to whether other expenses are directly attributable to your cost of sales. Reference IAS 1.103.

Response:

The method we chose to use for our consolidated statements of income is similar to the nature method (IAS 1.102) where we aggregate expenses within profit or loss according to their nature (i.e. deprecation, employee costs, administration etc.) and we do not reallocate them among functions within our entity or allocate costs to arrive at a cost of sales figure (i.e. the function method per IAS 1.103). In our industry gross margin is an important measure for management decisions and performance measurement. Therefore, as allowed by IAS 1.85, we disclose a gross margin line in our consolidated statements of income. We define gross margin as gross revenue less costs for subconsultants and other direct expenses that are recoverable directly from our clients, less direct payroll costs. Direct payroll costs include the cost of salaries and related fringe benefits for labor hours that are directly associated with the completion of projects. Therefore, with the introduction of the gross margin line in our consolidated statements of income, employee payroll costs were allocated between direct payroll costs and administrative and marketing expenses. We understand that under IFRS we are required to disclose total employee costs and it is a required line item under the nature method. Therefore, as allowed in IAS 1.104 and 105, we disclosed total employee costs in a note (note 31).

June 7, 2012

Reference: Stantec Inc.

Form 40-F for the fiscal year ended December 31, 2011

Filed February 23, 2012

File # 1-32562

Notes to the Consolidated Financial Statements

9. Trade and Other Receivables, page F-29

2.	Please revise future filings to include the disclosures required by IFRS 7.37.

Response:

In note 9 on page F-29 we provide an analysis of the age of our gross trade receivables that are past due. Above this table is an additional table that provides the amount of gross trade receivables that are impaired. The net of these two tables provides the total amount of trade receivables that are outstanding but not impaired. Due to the method we use to estimate allowance for doubtful accounts, as described in note 9, it is not practicable for us to age the impairment balance.

12. Intangible Assets, page F-34

3.	We note your disclosure regarding ongoing economic conditions and short-term performance that were considered in your goodwill impairment analysis. With a view towards future disclosure, please tell us how you considered these factors when you determined that no indicators of impairment existed in 2011 regarding your intangible assets.

Response:

We follow the requirements of IAS 36 in performing our review for indicators of impairment in connection with intangible assets. This includes considering both external and internal sources of information. In our future filings, we will include the following disclosure in connection with the quarterly review of indicators of impairment assuming there are no indicators of impairment:

“In concluding there were no indicators of impairment of intangible assets, we considered external sources of information such as prevailing economic and market conditions. We also considered internal sources of information such as the historical and expected financial performance of the intangible assets.”

24. Contingencies and Guarantees, page F-44

4.	With a view towards future disclosure, please tell us what consideration you have given to the impact of your various legal claims on your cash flows.

Response:

In the normal course of operations we have various legal claims pending against us and carry professional liability insurance, subject to certain deductibles and policy limits, and have coverage that provides insurance protection against such claims. We review our coverage on a regular basis and record a provision based on advice and information provided by legal counsel, our previous experience with the settlement of similar claims, and the results of an annual actuarial review. As required by IAS 37.85, in note 19 on page F-42 we discuss the timing of outflows for these provisions by indicating that “due to the nature of this provision, the timing of outflows is uncertain”. In future filings we will clarify that “management reviews the timing of the outflows of this provision on a regular basis and estimates a current portion, however due to the nature of this provision, the timing of outflows is uncertain.” Note 24 on page F-44 describes the possibility that losses from legal claims could exceed the provisions accrued (i.e. a contingent liability). As required by IAS 37.86, in future filings we will indicate that, due to the nature of this contingent liability, it is not practicable to determine the timing of outflows.

June 7, 2012

Reference: Stantec Inc.

Form 40-F for the fiscal year ended December 31, 2011

Filed February 23, 2012

File # 1-32562

5.	We note that you have not included a specific discussion of the nature of your various legal claims. IAS 37.86 requires certain disclosures for contingent liabilities unless the possibility of outflow in settlement is remote. Given that you have recorded provisions for claims, it appears to us that an outflow in settlement is not remote. Therefore, please revise your disclosures in future filings to provide all the information required by IAS 37.86 or tell us how you believe you currently comply with the disclosure requirements.

Response.

As indicated in #4 above, note 24 of page F-44 indicates that it is possible that losses from legal claims could exceed the provisions accrued in the consolidated financial statements (i.e. a contingent liability); however, management believes these amounts will not have a material adverse effect on the Company’s consolidated financial position. Note 24 also describes the nature of these claims indicating that they may vary in nature and include, among other things, breaches of contract or negligence in connection with the performance of consulting services. In future filings, in accordance with IAS 37.86, we will expand our disclosure regarding legal contingent liabilities to include the following:

“Due to uncertainties in the nature of our legal claims, such as the range of possible outcomes and the progress of the litigation, it is not practicable for management to estimate the financial effect of any losses exceeding those already recorded in the consolidated financial statements, the timing of these outflows, and the possibility of any reimbursement of these outflows.”

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filing and that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, we acknowledge that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

June 7, 2012

Reference: Stantec Inc.

Form 40-F for the fiscal year ended December 31, 2011

Filed February 23, 2012

File # 1-32562

We appreciate your assistance in reviewing this response letter. Please direct all questions or comments regarding our responses to me.

Sincerely,

STANTEC INC.

/s/ Dan J. Lefaivre
Dan J. Lefaivre, FCMA Senior Vice President & CFO Tel: (780) 917-7071 Fax: (780) 917-7330 dan.lefaivre@stantec.com

cc:	Robert Gomes

Aram Keith

Ivor Ruste

Douglas Ammerman

Robert Bradshaw

David Emerson

Kenna Houncaren

Ross Haffie – Ernst & Young, LLP